Exhibit 99.1

January 20, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding a Transaction with a Controlling Shareholder that does not Require Approval of a General Meeting of Shareholders

An immediate report is hereby provided in accordance with Regulation 37A(5) of the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970 regarding the grant of directors’ fees to Mr. Dori Segal, Executive Vice Chairman of the Company’s Board of Directors and one of the Company’s beneficial owners (indirectly), as follows:

1. On December 29, 2015 and on January 19, 2016, the Compensation Committee and the Board of Directors of the Company, respectively, approved the grant of directors’ fees to Mr. Dori Segal, in accordance with Regulation 1B(3) of the Israeli Companies Regulations (Reliefs in Transactions with Interested Parties) 5760-2000 (the “Relief Regulations”) and in accordance with the compensation policy of the Company, which has been approved by the general meeting of shareholders of the Company.

2. In accordance with Regulation 1B(3) of the Relief Regulations, the Compensation Committee and the Board of Directors of the Company have determined that Mr. Segal will be entitled to directors’ fees at the lower of the following amounts: (a) the maximum annual remuneration and the maximum meeting attendance fees for an expert director, as prescribed in the Israeli Companies Regulations (Rules regarding Remuneration and Expenses for an External Director) 5760-2000 (the “Remuneration Regulations”), as these shall be from time to time, in accordance with the Company’s grade; or (b) the lowest amount paid to another director of the Company . Since, at the time of this report, the fees of the other directors of the Company are higher than the maximum fees prescribed in the Remuneration Regulations, then, at the time of this report, the fees to which Mr. Segal will be entitled are the maximum fees (both for the annual remuneration and also for the meeting attendance fees) prescribed in the Remuneration Regulations.

3. During the course of the discussions at the Compensation Committee and the Board of Directors of the Company, the following reasons were provided for approving the grant of the fees to Mr. Segal as aforesaid: (a) Mr. Segal serves as Executive Vice Chairman of the Company’s Board of Directors. Within the framework of his service with the Company, Mr. Segal invests a considerable part of his time in providing services to the Company, for which he receives no compensation from the Company; (b) in the opinion of the members of the Compensation Committee and the Board of Directors, the fact that Mr.

Segal is a beneficial owner of the Company does not preclude him from receiving appropriate and fair remuneration for his service with the Company, as is accepted practice; (c) the grant of directors’ fees in an amount that does not exceed the fees that are paid the to the other members of the Board of Directors, as described above, is appropriate, fair and reasonable in the circumstances, taking into account the Company’s position, the complexity of its activity and the scope of its business and the responsibility of the directors on the Company’s Board of Directors, and is in alignment with the compensation policy of the Company; (d) in accordance with the provisions of Section 275(d) of the Israeli Companies Law, the Compensation Committee and the Board of Directors of the Company have examined whether the aforesaid transaction comprises a distribution, as defined in the Israeli Companies Law, and have determined that, in light of the scope of Mr. Segal’s activity with the Company and taking into consideration the amount of the fees, the transaction does not comprise a distribution.

4. In accordance with Regulation 1(C) of the Relief Regulations, if one or more shareholders, holding at least 1% of the issued capital or the voting rights of the Company, gives written notice of his objection to the granting of the relief under the above regulations, not later than fourteen days from the publication of this report, the transaction will need to be approved by the general meeting, with one of the following two conditions being met: (a) in counting the votes cast at the general meeting, the majority shall be determined as comprising a majority of the votes cast by the shareholders participating in the vote who do not have a personal interest in the passing of the resolution (with abstentions not being taken into account in determining the aforesaid total number of votes cast by the shareholders); or, (b) the total number of votes cast against the resolution by the shareholders referred to in subsection (a) above shall not exceed 2% of the Company’s total voting rights.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.